Exhibit 5.1

GREENBERG TRAURIG, LLP

3161 Michelson Drive, Suite 1000

Irvine, CA 92612

May 14, 2013

Playbutton Corporation

37 W. 28th St., 3rd Floor

New York, New York 10001

Re:	Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel to Playbutton Corporation (the “Company”) in connection with the registration by the Company of 3,792,825 issued and outstanding shares (“Shares”) of common stock, $0.001 par value per share (the “Common Stock”) of the Company, pursuant to a Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 14, 2013 (the “Registration Statement”).

For purposes of rendering this opinion, we have examined originals or copies of such documents and records as we have deemed appropriate. In conducting such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us as copies.

Based upon and subject to the foregoing and the effect, if any, of the matters discussed below, after having given due regard to such issues of law as we deemed relevant, we are of the opinion that the (i) the Shares have been legally issued and are fully paid and non-assessable.

We are furnishing this opinion to the Company in connection with the Registration Statement. We hereby consent to the reference to us under the heading “Legal Matters” in the prospectus made part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration.

Very truly yours,

/s/ GREENBERG TRAURIG, LLP